

13001005

No Act

P.E. 2/5/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-25-13

Dana Ng
Raytheon Company
dana_ng@raytheon.com

Re: Raytheon Company
Incoming letter dated February 5, 2013

Dear Ms. Ng:

This is in response to your letter dated February 5, 2013 concerning the shareholder proposal submitted to Raytheon by Bob Rhodes. We also have received a letter on the proponent's behalf dated February 14, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Walter G. Birkel
Law Offices of Walter G. Birkel, P.C.
wbirkel@wbirkelaw.com

March 25, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Raytheon Company
Incoming letter dated February 5, 2013

The proposal directs the board to report on the board's oversight of the company's efforts to implement the provisions of the Americans with Disabilities Act, the Fair Labor Standards Act, and the Age Discrimination in Employment Act.

There appears to be some basis for your view that Raytheon may exclude the proposal under rule 14a-8(i)(7), as relating to Raytheon's ordinary business operations. Proposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Raytheon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Charles Lee
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

LAW OFFICES OF WALTER G. BIRKEL, P.C.
ATTORNEY AT LAW
2300 WISCONSIN AVE., N.W.
THIRD FLOOR
WASHINGTON, DC 20007

TELEPHONE 202-333-2592
FACSMILE 202-558-2127

WALTER G. BIRKEL
WRITER'S DIRECT DIAL: 202-213-1773
EMAIL: WBIRKEL@WBIRKELAW.COM

February 14, 2013

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Raytheon Company/ Response to Raytheon No- action request /Shareholder Proposal of Bob Rhodes

Dear Counsel:

We represent Bob Rhodes. This letters responds to the February 3, 2013 letter (the "letter") from Dan Ng, Senior Counsel for Raytheon Company ("Raytheon") requesting no- action treatment for its intended exclusion of the proxy proposal (the "Proposal") of Mr. Rhodes

I. Raytheon has jettisoned its contention that Mr. Rhodes has not submitted requisite ownership documentation.

It appears that Raytheon no longer contends that Mr. Rhodes has not satisfied the share ownership requirements. While this issue is discussed in its "Chronology of Events" (Letter, p. 3), it is not listed explicitly as a basis for exclusion. As the Letter notes, Raytheon received in response to its 14 -day ownership letter, sufficient documentation from National Financial Services, LLC to demonstrate one-year continuous ownership. However, the Letter (p. 8) resurrects the ownership contention at page 8 in referring to the December 22, 2011 proposal, which is not at issue. Reading between the lines, it appears that Raytheon has not -- because it cannot-- contest Mr. Rhodes' proof of continuous share ownership. Raytheon's absurd argument that the Staff's 2012 no-action response somehow prejudged its actions a year later in respect to an entirely new proposal, are discussed below.

II. The Staff 2012 letter made no ruling as to the exclusion of Mr. Rhodes' 2013 proposal

Relying on what it contends is an unprecedented and "unusual" fact- pattern (Letter, p. 9) Raytheon makes a convoluted argument that it has received advance leave to exclude Mr. Rhodes' current proposal by virtue of the Staff's prior circumspect actions in 2012. In its counsel's letter of January 2, 2013 (Letter, Ex. B) . Raytheon contended that Staff's letter dated March 30, 2012 (Letter, Exhibit C) somehow permitted the company to exclude Mr. Rhodes' new proposal submitted some nine months later. The Staff's March 30, 2012 letter contained an obvious typographical error referring it its last sentence to Raytheon's "2013 proxy materials." Raytheon did not – and could not—seek a Staff ruling on excludability of a different proposal over a year in advance. This argument is intellectually bankrupt and disingenuous at best.

Staff's March 30, 2012 letter solely concerned the issue of whether Mr. Rhodes had -- as of that date-- submitted proof of continuous share ownership sufficient to support his December 15, 2011 proposal. The SEC did not -- and legally could not -- predetermine this issue based on a new and then unknown set of facts. As Raytheon noted in its January 5, 2012 letter to Mr. Rhodes: "If you have continued to retain at least $2,000 of the Company's stock for the period required under the Rules, you may submit a shareholder proposal for the 2013 Proxy and Annual Meeting prior to the deadline that will be specified in the 2012 Proxy, provided that the proposal is not otherwise subject to exclusion under the Rule." (Letter attached as Exhibit A).

Raytheon's further argument that Mr. Rhodes' new proposal may be excluded because it "substantially duplicates" his December 2011 ultimately withdrawn proposal, is equally unavailing. The "duplicate" proposals the subject of the various no-action letters Raytheon relies upon concerned situations of two or more actually submitted proposals. Here, Mr. Rhodes' prior proposal was never evaluated in substance. It was in effect withdrawn, as Raytheon observes because Mr. Rhodes conceded he had not submitted requisite ownership documentation (Letter, p. 8). By definition there have been no duplicate submittals

In egregious and "rare" instances, Staff has permitted companies to apply no-action responses to any future submissions of a same or similar proposal by a proponent where a proponent has a long-standing history of confrontation with a company, and that history is indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). *See, e.g.*, Staff Legal Bulletin No. 14 (July 13,2001) ("SLB 14") ("**In rare circumstances**, we may grant forward-looking relief if a company satisfies its burden of demonstrating that the shareholder is abusing rule 14a-8 by continually submitting similar proposals that relate to a particular personal claim or grievance.") (Emphasis added); *see also General Electric Co.* (avail. Dec. 20, 2007); *General Electric Co.* (avail. Jan. 12, 2007) (discussed above); *Cabot Corporation* (avail. Nov. 4, 1994); *Texaco, Inc.* (avail. Feb. 15, 1994); *General Electric Co.* (avail. Jan. 25, 1994). The present record, as noted, is bereft of any "continual" pattern of submitting duplicative claims.

In all events, a cursory reading of the two proposals demonstrates that Mr. Rhodes' present proposal is not "essentially the same proposal" Mr. Rhodes attempted to submit in 2011. (Letter, p. 10). As Raytheon concedes, "we have not found a prior no-action letter that is on point." (Letter, p. 9). The absence of precedent is for obvious reasons: Staff could not in good faith apply the "substantially duplicative" test -- reserved for "rare circumstances" -- to the instant facts. By definition, here, there have been no duplicative submittals. The current proposal is the **first** Mr. Rhodes was permitted to submit. The Staff should summarily reject Raytheon's misguided red herring argument to the contrary.

III. The Proposal is not excludable under Rule 14a-8(i)(4) since it is not clearly designed to further a Mr. Rhodes's personal interests.

Raytheon contends that the Proposal may be rejected because Mr. Rhodes is a former employee of the Company who has filed an employment related lawsuit. (Letter , pp. 4-6). Rather than relying on the broadly phrased language of the Proposal itself, Raytheon makes a whole cloth argument: "We believe that it is clear that the Proposal relates to a personal claim and/or grievance that the Proponent has with the Company." (Letter, p. 5). Acceptance of Raytheon's argument would mean that companies may *ipso facto* exclude any proposal submitted by any ex-employee who has a documented employment grievance.

Rule 14a-8(i)(4) focuses on proposals involving matters that are deemed not to rise to the level that shareholders as a whole should vote on as a shareholder proposal. For example, if a proponent is involved in litigation with the company, and the proposal deals with a matter being litigated, that could serve as grounds to exclude the proposal on the theory that the proponent is pursuing its own agenda. The SEC has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." *See* SEC Release No. 34-20091 (August 16, 1983). proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from proxy materials "if it is clear from the facts ... that the proponent is using the proposal as a tactic designed to ... further a personal interest." *See* SEC Release No. 34-19135 (October 14, 1982).

The Staff has permitted exclusion in circumstance much less attenuated than Mr. Rhodes' situation. For example, in *The Dow Chemical Co.* (avail. Mar. 5, 2003), a proposal was properly excluded where it requested that the board "establish a Review Committee to investigate the use and possible abuse of its carbon tetrachloride and carbon disulfide products as grain fumigants by grain workers" and issue a report on how to compensate those injured by the product. While the proposal on its face might have involved a matter of general interest, the Staff granted no-action relief because the proponent was pursuing a lawsuit against the company on the basis of an alleged injury purportedly tied to the grain fumigants.; Schlumberger Limited (Aug 27, 1999) (proposal property excludable under Rule 14a-8(i)(4) when brought by a proponent with identical claims asserted in litigation).

In each of the cases cited by Raytheon (Letter, p. 5) there was a clear nexus between the language of the shareholder proposal and a person grievance or complaint, litigated or not. Here, Mr. Rhodes' proposal cannot be excluded simply because he has previously litigated against Raytheon. Raytheon concedes that Mr. Rhodes has made claims only under one of the three federal employment statues described in the Proposal *(id.)*. In sum, it is not clear that Mr. Rhodes' proposal is a tactic designed to further his personal interests. It cannot be excluded on this ground.

IV. The Proposal is not excludable under Rule 14a-*(i)(7) since it does not clearly relate to Raytheon's ordinary business operations.

Raytheon next contends that the Proposal is excludable because "it relates to the Company's compliance with law (specifically the ADA, the Fair Labor Standards Act, and the Age Discrimination in Employment Act), and to management of the workforce...." (Letter, p. 6). However, the Staff has long eschewed such formulaic tests that would mandate exclusion simply because proposals concerned a company's compliance with labor related laws. *Cracker Barrel Old Country Stores, Inc.*, 1992 SEC No-Act. LEXIS 984 (Oct. 13, 1992) (announcing that Staff would be returning to a "case by case" determination of proposals relating to employment matters and would no longer apply a *per se* exclusion to these proposals).

Most of the no-action letters under Rule 14a-8(i)(7) arise because the fact that a proposal relates to ordinary business matters **does not** conclusively establish that a company may exclude the proposal from its proxy materials. As the SEC stated in SEC Release No. 34-40018 (May 21, 1988), proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." Among the areas considered to be significant social policy issues are: renewable energy generation; antibiotics in foods; health care reform; collateralization of derivatives; loan foreclosures; risk oversight; CEO succession planning; executive compensation; auditor rotation; environmental matters; South Africa; Myanmar; human rights; net neutrality; and predatory lending.

Staff has explained that the analysis under the "ordinary business" exclusion is based on two key considerations. First, certain tasks "are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Examples that the SEC has cited include employee hiring, promotion and termination decisions, decisions on production quality or quantity, or the retention of suppliers. Even so, some proposals "focusing on sufficiently significant social policy issues" (such as employment discrimination policies) transcend day-to-day operational matters and raise issues "so significant" that shareholders should be afforded the opportunity to express their views:

> In order for a proposal to be excludable pursuant to Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary company business, it must also fail to raise a significant policy issue: Certain tasks are so fundamental to management's ability to run a company on a day-today basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. SEC Release 34-40018 (May 21, 1998)

The second key consideration relates to "the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which, shareowners, as a group, would not be in a position to impose "specific timeframes or methods for implementing complex policies."

The Proposal satisfies these two key criteria. It focuses on social policy issues related to Raytheon's implementation of three vital employment rights statues for which the company's shareholders are entitled to feedback on Raytheon's progress in mitigating unneeded litigation. Employment discrimination polices such as those embodied in the three statues involved have been considered an appropriate subject for shareholder proposals similar to that sponsored by Mr. Rhodes.

The notion of fair and timely treatment of employees that are (or were) driven to legal recourse is of such social importance that it merits the light of visibility and the consideration of the greater population of the shareholders. The sample case given in the proposal is a worthy example of these considerations. It is fact and therefore cannot be dismissed as something in the past and hence not relevant. It is also very recent so again it cannot be dismissed as something in the distant past. It is also not an anomaly. It is indicative of typical treatment that Raytheon chooses as its preferred method of operation. Raytheon requires as a condition of settlement that the terms not be disclosed to the public, yet the shareholders are clearly entitled to know how the company is spending its resources and how its employment policies may have resulted in unnecessary litigation, impacting on profitably and company good will.

IV. Raytheon should construe the proposal as precatory and permit its inclusion.

Raytheon claims that the proposal would violate Delaware law by delegating corporate governance so as to "impermissibly infringe on the Board's authority to manage the business and affairs of the Company under the Delaware General Corporation Law." (Letter, pp. 7-8). While the accompanying opinion of counsel contends that the proposal "is not stated in precatory language" (Ex. F, p. 3) there is no reason not to construe the Proposal in this manner or permit its amendment, if necessary, to include precatory language. Under Rule 14-8(i)(1) and (2) the Staff will let a proponent amend a proposal to make it a "precatory" recommendation if the company objects to the mandatory nature of the proposal.

The bi-annual reporting proposal would simply summarize reports that Raytheon is currently compiling on its adheres to the Americans with Disabilities Act, the Fair Labor Standards Act and the age Discrimination in Employment Act. The Proposals' description of the voluntary shareholder group is expressed in non-mandatory terms as making "recommendations" to Raytheon management. Most of the accompanying Richards, Layton & Finger's opinion is a textbook discussion of Delaware corporate law and misconstrues the overriding and obvious intent of the Proposal.

While the Rule 14-8(i)(1) focuses on proposals that would not be a proper subject for shareholder action. With respect to subjects and procedures for shareholder votes, most state corporation laws provide that a corporation's charter or bylaws can specify the types of proposals that are permitted to be brought before the shareholders for a vote at an annual or special meeting. The SEC has indicated that, depending on the subject matter, a proposal that would bind the company if approved by shareholders may not be considered proper under state law. Proposals cast as recommendations or requests that the board of directors take specified action, however, are generally considered proper under state law. As a result, the Staff will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise. The Staff will let a proponent amend a proposal to make it a "precatory" recommendation if the company objects to the mandatory nature of the proposal. This is clear from its note to SEC Rule 14a-8(i)(1), where Staff explains "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise."

Rule 14a-8(i)(2) focuses on situations where the implementation of the shareholder proposal would result in a violation of any state, federal or foreign law. Such a violation could include a violation of applicable corporate law, or it could include the violation of other laws applicable to the company and its operations. For example, the Staff has allowed a company to exclude a proposal that would require mandatory board retirement age, where doing so would violate a state age discrimination law. A note to Rule 14a-8(i)(2) provides that a company cannot exclude a proposal on the basis that it would violate foreign law if compliance with that law would result in violation of state or federal law. As with requests to exclude under Rule 14a-8(i)(1), the Staff will permit a proponent to amend a proposal to make it a "precatory" recommendation if the company objects to the mandatory nature of the proposal as a potential violation of state corporate law.

In conclusion, construing Mr. Rhodes' proposal as precatory or permitting him to amend the proposal expressly to insert precatory language if necessary to comply with Delaware corporate law.

CONCLUSION

For the reasons discussed above, Raytheon should not be permitted to exclude Mr. Rhodes's Proposal from its 2013 proxy materials.

If we can be of further assistance on this matter, please do not hesitate to contact me at (202) 333-2592.

Sincerely yours,



Walter G. Birkel

cc: Bob Rhodes
Dana Ng, Esq. (dana_ng@raytheon.com)

Exhibit A

Raytheon

James G. Marchetti
Senior Counsel
781.522.5834
781.522.3332
James_g_marchetti@raytheon.com

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

January 5, 2012

Bob Rhodes, MS, PE

FISMA & OMB Memorandum M-07-16

Via Overnight Mail and E-Mail

Re: Stockholder Proposal

Dear Mr. Rhodes:

Thank you for your e-mail of December 22, 2011 responding to our letter of December 20, 2011. Your e-mail acknowledges that your original shareholder proposal submission was flawed in that you were unable to satisfy the Continuous Ownership Requirement of SEC Rule 14a-8(b). Your e-mail states that you wish to have your shareholder proposal included in the proxy for consideration at the 2013 Annual Meeting, having the effect of a withdrawal of your proposal for 2012.

Even as a shareholder proposal submitted for the 2013 Annual Meeting, your submission fails to satisfy the Continuous Ownership Requirement. Rule 14a-8(b) requires that you have continuously held at least $2,000 in market value, or 1%, of Raytheon's stock for at least one year *prior to the date the Proposal was submitted.* A signed statement from you that you will continuously retain at least $2,000 of Raytheon common stock throughout the calendar year 2013 does not satisfy the Rule. A copy of Rule 14a-8 accompanies this letter.

If you have continued to retain at least $2,000 of the Company's stock for the period as required under the Rule, you may submit a shareholder proposal for the 2013 Proxy and Annual Meeting prior to the deadline that will be specified in the 2012 Proxy, provided that the proposal is not otherwise subject to exclusion under the Rule.

In conclusion, we acknowledge your withdrawal of your 2012 proposal. In light of the foregoing, we ask that you acknowledge withdrawal of your 2013 proposal by signing below and returning your signed copy of this letter to us.

Thank you.

Sincerely,



James G. Marchetti
Senior Counsel

cc: Kathryn G. Simpson, Vice President – Legal, Corporate Transactions and Governance

I, Bob Rhodes, hereby acknowledge withdrawal of my shareholder proposal for 2013.

________________________ ____________________

Bob Rhodes Date

Raytheon

Dana Ng
Senior Counsel
781.522.3021
781.522.3332 fax
dana_ng@raytheon.com

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

February 5, 2013

Via E-mail (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Raytheon Company
Shareholder Proposal of Bob Rhodes
Entitled "Review of Company Legal Ethics"
Securities Exchange Act of 1934: Rule 14a-8

Dear Ladies and Gentlemen:

This letter and the enclosed materials are being submitted by Raytheon Company, a Delaware corporation (the "***Company***"), to request confirmation that the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, the Company excludes the enclosed shareholder Proposal and supporting statement submitted by Bob Rhodes (the "***Proponent***") from the Company's proxy materials for its 2013 Annual Meeting of Shareholders.

As discussed below, the Company believes that it may omit the Proposal from its 2013 proxy materials under Rule 14a-8(i)(4), Rule 14a-8(i)(7), Rules 14a-8(i)(1) and (i)(2), and Rules 14a-8(b) and (f).

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- submitted this letter and attachments to the Commission by e-mail no later than eighty calendar days before the Company intends to file its definitive 2013 proxy materials with the Commission; and

- concurrently sent copies of this correspondence to Bob Rhodes as notice of the Company's intention to omit the Proposal from its 2013 proxy materials.

A copy of the Proposal and the cover letter submitting it are attached as Exhibit A.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("***SLB 14D***") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned pursuant to Rule 14a-8(k) and SLB 14D by e-mail to Dana_Ng@raytheon.com.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin No. 14F (October 18, 2011), we ask that the Staff provide its response to this request to the undersigned at Dana_Ng@raytheon.com. In his letter transmitting the Proposal, the Proponent requests that correspondence be directed to him at *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

THE PROPOSAL AND CHRONOLOGY OF EVENTS

On December 21, 2012, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2013 proxy materials. The December 21, 2012 letter and Proposal are attached hereto as Exhibit A. The Proposal states:

Review of Company Legal Ethics

> RESOLVED, That the stockholders of Raytheon Corporation ("Raytheon") directs that the Board of Directors ("Board") report to the Company's stockholders on a bi-annual basis, beginning within ninety days after the 2013 annual meeting of stockholders, on the Board's oversight of the Company's efforts to implement the provisions of the Americans With Disabilities Act, the Fair Labor Standards Act, and the Age Discrimination in Employment Act. The reports should describe the Board's oversight of the Company's response to reducing the amount of employee formal complaints to Human Resources under these acts, and resulting litigation, including individual and class action lawsuits. Furthermore, a volunteer board of Share Holders who are not currently employed by Raytheon shall review this report and make recommendations for policies and procedures which would limit unnecessary legal expenses and provide periodic communications with employees to help to improve Raytheon's reputation as a proactive, progressive employer amongst the work force. The Review Committee shall also consider recommendations on specific cases to limit unnecessary litigation. The volunteer Shareholders should be fairly compensated for their time and travel expenses.

The Proponent is not a holder of record of the Company's stock and his letter did not include sufficient information with regard to his beneficial ownership of the Company's stock, pursuant to Rule 14a-8(b). On January 2, 2013, which was within fourteen calendar days of the Company's receipt of the Proposal, James Marchetti, Senior Counsel for the Company, sent via overnight mail and e-mail, a letter to the Proponent explaining that (i) as is discussed in detail in Section IV below, it is the Company's view that the Proposal is substantially the same as the proposal submitted by the Proponent on December 15, 2011 for inclusion in the Company's proxy materials for both its 2012 Annual Meeting of Shareholders and its 2013 Annual Meeting entitled "Independent Review of Employee Litigation" (the "***Prior Proposal***"), and that the Commission, in a letter dated March 30, 2012, permitted the Company to exclude the Prior Proposal from its 2013 proxy materials (as well as its 2012 proxy materials) if the Proponent failed to satisfy a specified condition, which he did fail to satisfy, and (ii) in any case, the Proponent had not provided evidence that he had continuously held at least $2,000 in market value or 1% of the Company's common stock for a least one year prior to the date the Proposal was submitted, as required under 14a-8(b). Copies of the Company's January 2, 2013 letter to the Proponent and the Commission's March 30, 2012 letter are attached hereto as Exhibits B and C, respectively.

On January 3, 2013, the Company received a letter from National Financial Services, LLC to the effect that it holds 52 shares of Company stock for the benefit of the Proponent and that such shares have been continuously held from December 13, 2011 through and inclusive of December 21, 2012, which Proponent considers to be the Proposal submission date. On January 11, 2013, the Company received a letter via e-mail and regular mail from the Proponent's legal counsel, Walter G. Birkel, discussing and taking issue with certain of the points described in the preceding paragraph. The January 3, 2013 letter to the Company and the January 11, 2013 letter from the Proponent's legal counsel are attached here to as Exhibits D and E, respectively.

BASIS FOR EXCLUSION

As discussed in greater detail below, the Company believes, and respectfully requests that the Staff concur with the Company's view, that it may properly exclude the Proposal and its supporting statement from its 2013 proxy materials pursuant to:

- Rule 14a-8(i)(4), because the Proposal relates to the redress of a personal claim or grievance against the Company;
- Rule 14a-8(i)(7), because the Proposal relates to the ordinary business operations of the Company;
- Rules 14a-8(i)(1) and (i)(2), because the Proposal is not a proper subject for action by shareholders under, and its implementation would violate, the laws of Delaware; and

- Rules 14a-8(b) and (f), because the Commission has already, in effect, permitted the Company to exclude this Proposal from the 2013 proxy materials.

ANALYSIS

I. The Proposal may be excluded under Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company.

The Company believes it may properly exclude the Proposal and supporting statement from its 2013 proxy materials in reliance on Rule 14a-8(i)(4), as the Proposal relates to the redress of a personal claim or grievance against the Company and is designed to result in a benefit to the Proponent or to further a personal interest not shared with other shareholders at large. The Commission has stated that proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may still be excluded from proxy materials "if it is clear from the facts ... that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." *See* SEC Release No. 34-19135 (October 14, 1982).

As outlined below, the Company believes the Proposal is clearly a vehicle for the Proponent to further his personal lawsuit against the Company, which has been pending since 2010, without producing benefits for other Company shareholders. As the Commission has recognized, such proposals are "an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large." *See* SEC Release No. 34-19135 (October 14, 1982). Thus, we believe that the Proposal may be properly excluded under Rule 14a-8(i)(4).

Background

The Proponent is a former employee of the Company who resigned from the Company, effective January 16, 2009. In October 2010, the Proponent filed a complaint in federal district court against the Company (*Bob Rhodes v. Raytheon Company, United States District Court for the District of Arizona, Civil Action No. 4:10-cv-00626-RCC-CRP*), alleging disability discrimination under the Americans with Disabilities Act (ADA), constructive discharge and intentional infliction of emotional distress. He seeks reinstatement and/or money damages. The Company vigorously denies Proponent's claims. The Company prevailed on all claims via dispositive motion, and the Proponent's appeal before the United States Court of Appeals for the Ninth Circuit remains pending as of the date of this letter (*Docket No. 11-17726).*

Analysis

The Company believes that the Proponent is using the shareholder process in an effort to advance his lawsuit against the Company, so that the Proposal should be excludable under Rule 14a-8(i)(4). In SEC Release No. 34-19135 (October 14, 1982), the Commission stated that a proposal is excludable under Rule 14a-8(i)(4) if it is used to give the proponent some particular benefit or to accomplish objectives particular to such proponent. The Staff has consistently concurred that a shareholder proposal may be excluded pursuant to Rule 14a-8(i)(4) when the proposal is used as an alternative forum to press claims that a proponent has asserted in litigation against the company. *See, e.g., D.R. Horton, Inc.* (Oct. 23, 2012) (proposal that may have involved a matter of general interest was properly excludable under Rule 14a-8(i)(4) because it was submitted by a proponent who had filed lawsuits against the company relating to alleged injuries the proponent suffered stemming from his purchase of a home from the company); *American Express Co.* (Jan. 13, 2011) (proposal to amend the employee code of conduct to include mandatory penalties for non-compliance was properly excludable under Rule 14a-8(i)(4) when brought by a former terminated employee who had instituted several actions against the company); *General Electric Co.* (Feb. 3, 2005) (proposal properly excludable under Rule 14a-8(i)(4) because it related to the redress of a personal claim or grievance of a former employee who had filed a discrimination lawsuit against the company, which had been dismissed in the company's favor); *Dow Chemical Co.* (Mar. 5, 2003) (proposal that requested the company's board to establish a committee to investigate the use and possible abuse of its carbon tetrachloride and disulfide products as grain fumigants was properly excluded because, despite potential matter of general interest, it was submitted by a proponent who was pursuing a lawsuit against the company for an alleged injury tied to the grain fumigants); *Schlumberger Limited* (Aug. 27, 1999) (proposal properly excludable under Rule 14a-8(i)(4) involving claims that the proponent had asserted in litigation against the company); *International Business Machines* (Jan. 31, 1995) (proposal involving institution of arbitration mechanism to settle customer complaints properly excludable under Rule 14a-8(i)(4) when brought by a proponent who was a customer with ongoing complaint against the company in connection with purchase of company product). The Company submits that the same result should apply here.

We believe that it is clear that the Proposal relates to a personal claim and/or grievance that the Proponent has with the Company. It focuses on the Company's compliance with three specified federal employment-related laws, and on complaints and litigation against the Company by employees and former employees arising under those laws. The Proponent is just such a former employee, who has a lawsuit pending against the Company under one of those three laws – the ADA. Moreover, it appears that his lawsuit would be one of the "specific cases" that his Proposal would direct a new "Review Committee" of shareholders to consider, since it is a pending lawsuit arising under one of his three named laws.

II. The Proposal may be excluded under Rule 14a-8(i)(7) because it relates to the ordinary business operations of the Company.

The Company believes that it may also properly exclude the Proposal and supporting statement from its 2013 proxy materials in reliance on Rule 14a-8(i)(7), as the Proposal relates to the Company's ordinary business operations.

Rule 14a-8(i)(7) provides that a company may exclude a shareholder proposal if the proposal "deals with a matter relating to the company's ordinary business operations." In SEC Release No. 34-40018 (May 21, 1998), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting" and focuses on two central considerations: (1) the subject matter of the proposal because "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and (2) "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." As a specific example, this includes, as a general rule, proposals involving "the management of the workforce, such as the hiring, promotion, and termination of employees". *See* SEC Release No. 34-40018 (May 21, 1998).

The Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's compliance with law (specifically, the ADA, the Fair Labor Standards Act, and the Age Discrimination in Employment Act), and to management of the workforce, which, as the Staff has consistently concurred, are matters of ordinary business. The Proposal would mandate Board reports to the Company's shareholders on compliance with those three employment-related laws, and the creation of a "voluntary board" of individual shareholders that would review those reports and make recommendations on employment-related policies and procedures, including compliance with those laws, as well as specific cases in litigation. The Staff has consistently concurred that shareholder proposals may be excluded under Rule 14a-8(i)(7) that request the board of directors to undertake actions to promulgate, monitor and ensure compliance with codes of conduct, business practices, and legal requirements governing ordinary business operations, including employment-related matters. *See, e.g., Sprint Nextel Corporation* (Mar. 16, 2010) (proposal properly excluded under Rule 14a-8(i)(7) that requested the company adopt a code of conduct to deter wrongdoing by its CEO and to ensure compliance with securities laws and SEC rules and regulations); *FedEx Corporation* (July 14, 2009) (proposal properly excluded that requested board to establish an independent committee to prepare a report that discusses the company's and its contractors' compliance with state and federal laws with respect to the classification of employees and independent contractors); *AES Corporation* (Jan. 9, 2007) (proposal properly excluded under Rule

14a-8(i)(7) that requested the company's board of directors to create an ethics, oversight committee to monitor the company's compliance with applicable laws, rules and regulations of the federal, state and local governments as well with the company's code of business conduct); *Monsanto Company* (Nov. 3, 2005) (proposal properly excluded where proponent requested the formation of an ethics oversight committee of independent directors to monitor compliance with the company's code of business conduct, and applicable laws, rules and regulations); *Hudson United Bancorp* (Jan. 24, 2003) (proposal properly excluded under Rule 14a-8(i)(7) that requested the company's board of directors to appoint an independent shareholders committee to investigate potential corporate misconduct); *Xerox Corp.* (Feb. 29, 1996) (proposal properly excluded that requested the company's board to appoint a committee to review and report on the company's efforts to adhere to human rights and environmental standards in overseas operations).

As in the precedents described above, the Proposal seeks to involve shareholders in micro-managing what are quintessential management responsibilities. The proposed shareholder review body would review, report and make recommendations on the Board of Director's report on compliance with the ADA, Fair Labor Standards Act and Age Discrimination in Employment Act, which are responsibilities of management, as part of a company's legal compliance programs and employment practices. It is the Board's responsibility to oversee material litigation with a view to the best interests of the Company and all of its shareholders. The legitimate role of the Board in this respect would be impeded by the proposed "Review Committee" of shareholders, whoever they might turn out to be, whose qualifications, motivations and allegiances could be questionable and who would not be constrained by fiduciary duties.

Accordingly, based on the precedents described above, we believe that the Proposal is excludable under Rule 14a-8(i)(7). We respectfully request the Staff's concurrence with our view that the Proposal may be excluded on this basis.

III. The Proposal may be excluded under Rules 14a-8(i)(1) and (i)(2) because it is an improper subject for action by shareholders under, and its implementation would violate, Delaware law.

The Company believes it may properly exclude the Proposal and supporting statement from its 2013 proxy materials in reliance on Rules 14a-8(i)(1) and (i)(2), because it is not a proper subject for action by shareholders under, and its implementation would violate, the law of Delaware, the Company's jurisdiction of incorporation.

In support of the Company's request to exclude the Proposal on these bases, and in accordance with Rule 14a-8(j)(2)(iii), we attach as Exhibit F an opinion of Richards, Layton & Finger, the Company's special Delaware counsel, to the effect that the Proposal would violate Delaware law by purporting to obligate the Company's Board of Directors to take certain actions, which would impermissibly infringe on the Board's authority to manage the business and affairs of the Company under the Delaware General Corporation Law.

IV. The Proposal may be excluded under Rules 14a-8(b) and (f) because the Commission has already permitted the Company to exclude this Proposal from the 2013 Proxy Materials.

The Company believes that it may also properly exclude the Proposal and supporting statement from its 2013 proxy materials in reliance on Rules 14a-8(b) and (f), because the Commission has already, in effect, permitted the Company to exclude this Proposal from the 2013 proxy materials.

By a letter December 15, 2011, as supplemented by an e-mail sent on December 22, 2011, the Proponent submitted the Prior Proposal, for inclusion in both the 2012 and 2013 proxy materials. The Prior Proposal stated:

> Independent Review of Employee Litigation
>
> RESOLVED, Shareholders direct the board to have all litigation involving either current or former Raytheon employees be reviewed by the ethics department and a volunteer board of share holders who are not currently employed by Raytheon. Their recommendations should carry such weight as to influence whether a settlement can be made without the need for further litigation. And that a share holder who is not currently employed by Raytheon be part of the negotiation team with the litigant. The purpose of this resolution is to save Raytheon capital against unnecessary legal expenses and provide timely interaction with employees to help establish a good and fair reputation amongst the work force. It also brings a new level of visibility to the Shareholders that would otherwise be absent. The volunteer shareholders should be fairly compensated for their time and travel expenses. Provisions should also be made for previously resolved legal cases to be reviewed if properly petitioned.

A copy of the Prior Proposal and supporting statement is attached as Exhibit G. The Proponent is not a holder of record of the Company's common stock and did not provide evidence that he had continuously held at least $2,000 in market value or 1% of the Company's stock for a least one year prior to either December 15 or December 22, 2011, as required under 14a-8(b). On December 20, 2011, James Marchetti, Senior Counsel for the Company, sent via e-mail and overnight mail, a letter together with a copy of Rule 14a-8, to the Proponent explaining that the Prior Proposal was deficient. A copy of the December 20, 2011 letter is attached hereto as Exhibit H. The Proponent, in his email dated December 22, 2011, acknowledged that he did not meet the continuous ownership requirement. The December 22, 2011 e-mail is attached hereto as Exhibit I.

Due to the Proponent's failure to provide adequate proof of ownership under 14a-8(b), the Company filed a no-action request letter with the Commission on February 3, 2012 with a request to exclude the Prior Proposal from both the Company's 2012 proxy materials and 2013 proxy materials, in reliance on Rule 14a-8(b) and 14a-(f)(1). Attached as Exhibit J is our no-action request dated February 3, 2012.

In a response letter dated March 30, 2012, the Staff stated that it would not recommend enforcement action to the Commission if the Company omits the Prior Proposal from its 2013 proxy materials in reliance on rules 14a-8(b) and 14a-8(f), unless the Proponent provided evidence of requisite ownership within 14 days, which he failed to do. Attached as Exhibit C is the Commission's letter dated March 30, 2012.

On December 21, 2012, as discussed above, Proponent submitted the Proposal and its supporting statement for inclusion in the Company's 2013 proxy materials. It is the Company's view that the Proposal is in its essence the same as the Prior Proposal. Accordingly, the Company informed the Proponent in a letter dated January 2, 2013 that it intended to request confirmation from the Staff that it is permitted to exclude the Proposal from its 2013 proxy materials. A copy of the Company's January 2, 2013 letter is attached as Exhibit B.

This fact-pattern is unusual and we have not found a prior no-action letter that is on point. We doubt, however, that the Staff, in taking a no-action position with respect to the Prior Proposal as to the Company's 2013 proxy materials, intended that the Proponent could evade that result merely by resubmitting a version of it with cosmetic changes, but in its essence substantially the same. In our view, the Proposal substantially duplicates the Prior Proposal, with inessential changes. We believe that a relevant analogy can be found in Staff letters with respect to Rule 14a-8(i)(11), which provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting."

Whether one proposal "substantially duplicates" another depends on whether the core issues to be addressed by the proposals are substantially the same. *See, generally, The Proctor & Gamble Co.* (July 21, 2009); *JP Morgan Chase & Co.* (Mar. 18, 2009); *Qwest Communications Int'l, Inc.* (Mar. 8, 2006). Proposals need not be identical to be excludable under Rule 14a-8(i)(11). Rather, the Staff has consistently taken the position that proposals with the same "principal thrust" or "principal focus," are substantially duplicative, even if they differ in details. *Pacific Gas & Electric Co.* (Feb. 1, 1993). *See also FedEx Corp.* (July 21, 2011) (shareholder proposal requesting an annual report containing a description of the company's policies on electioneering and political contributions substantially duplicates a previously submitted proposal requesting a semiannual report regarding the company's policies and procedures for political contributions); *Occidental Petroleum Corp.* (Feb. 25, 2011) (shareholder proposal requesting an annual report disclosing company policies and procedures for lobbying contributions and expenditures substantially duplicates a previously submitted shareholder proposal requesting the board to prepare a review of the company's political expenditures and spending policies and procedures); *Ford Motor Co.* (Feb. 15, 2011) (shareholder proposal requesting disclosure regarding the company's policies and procedures for political contributions and expenditures substantially duplicates a previously submitted shareholder proposal requesting disclosure regarding the company's political contributions in newspapers of general circulation); *Wells Fargo & Co.* (Feb. 8, 2011) (concurring that proposal seeking a review and report on the company's controls related to loan modifications, foreclosures and securitizations substantially duplicates proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes."); and *General Motors Corp.* (Mar. 13, 2008) (concurring that proposal requesting "that a committee of independent directors... assess the steps the company is taking to meet new fuel economy and greenhouse gas emission standards for its fleets of cars and trucks, and issue a report to shareholders" substantially duplicates proposal requesting that "the Board of Directors publicly adopt quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's products and operations; and that the company report to shareholders").

Both the Prior Proposal and the Proposal seek to implement a "volunteer board" of Company shareholders to review and make recommendations on specific cases to "reduce unnecessary legal expenses" and "increase the Company's reputation among the workforce." Both supporting statements assert that the Company's continued participation in lawsuits "not only represents an unwanted financial burden on the Company, but presents the risk that could tarnish Raytheon's image in the business community and weaken Raytheon's stock value." The Proponent further alleges in both supporting statements that the Company's "customary legal response" to these lawsuits "is to practice a tactic of delay, defer or deny . . ." Further, the supporting statements cite the same case, *Alday v. Raytheon Company*, to support the Proponent's allegation that the Company is deficient in the ethical treatment of employees. The only changes that the Proponent has made from the Prior Proposal is a requirement for the Board to report on a bi-annual basis regarding its oversight of the Company's efforts to implement the provisions of the ADA, the Fair Labor Standards Act, and the Age Discrimination in Employment Acts, which are also at the core of the Prior Proposal. The Prior Proposal and the Proposal have, at a minimum, the same "principal thrust" or "principal focus."

The Company submits that the Proposal and the Prior Proposal are essentially the same proposal, and that the Company may properly exclude the Proposal and its supporting statement from its 2013 proxy materials in reliance on Rules 14a-8(b) and (f), because the Commission has already permitted the Company to exclude them from the 2013 proxy materials.

CONCLUSION

For the reasons discussed above, the Company believes that it may properly exclude the Proposal and its supporting statement from its 2013 proxy materials in reliance on Rule 14a-8(i)(4), Rule 14a-8(i)(7), Rules 14a-8(i)(1) and (i)(2), and Rules 14a-8(b) and (f). Accordingly, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2013 proxy materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (781) 522-3021.

Sincerely yours,



Dana Ng
Senior Counsel

Enclosures

cc: Bob Rhodes, MS, PE *** FISMA & OMB Memorandum M-07-16 ***
Walter G. Birkel, Esq. (wbirkel@wbirkelaw.com)
Jay B. Stephens, Senior Vice President, General Counsel and Secretary, Raytheon Company
Michael P. O'Brien, Bingham McCutchen LLP

Exhibit A

VIA OVERNIGHT MAIL and FAX (781) 522-3332

December 21, 2012

Raytheon Company
870 Winter Street
Waltham, Massachusetts 02451
Attention: Jay B. Stephens, Senior Vice President, General Counsel and Corporate Secretary

Dear Mr. Stephens:

I write to give notice that pursuant to the 2012 proxy statement of Raytheon Company (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, intend to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting"). I am the beneficial owner of voting common stock (the "Shares") worth over $2,000 of the Company, and I have held the Shares for over one year. In addition, I intend to hold the Shares through the date on which the Annual Meeting is held and through the calendar year of 2013.

The Proposal is attached. I represent that either myself or my agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. Please direct all questions or correspondence regarding the Proposal to me at *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Bob Rhodes

Enclosure

Cc: Walter G. Birkel, Esq.

FAX No. 781-522-3332 and via mail

Corporate Secretary, Raytheon Company,
870 Winter Street, Waltham, Massachusetts 02451

12/20/2013

Bob Rhodes, FISMA & OMB Memorandum M-07-16 owner of 52 shares, has proposed the adoption of the following resolution and has furnished the following statement in support of his proposal:

Review of Company Legal Ethics

RESOLVED, That the stockholders of Raytheon Corporation ("Raytheon") directs that the Board of Directors ("Board") report to the Company's stockholders on a bi-annual basis, beginning within ninety days after the 2013 annual meeting of stockholders, on the Board's oversight of the Company's efforts to implement the provisions of the Americans With Disabilities Act, the Fair Labor Standards Act, and the Age Discrimination in Employment Act. The reports should describe the Board's oversight of the Company's response to reducing the amount of employee formal complaints to Human Resources under these acts, and resulting litigation, including individual and class action lawsuits. Furthermore, a volunteer board of Share Holders who are not currently employed by Raytheon shall review this report and make recommendations for policies and procedures which would limit unnecessary legal expenses and provide periodic communications with employees to help to improve Raytheon's reputation as a proactive, progressive employer amongst the work force. The Review Committee shall also consider recommendations on specific cases to limit unnecessary litigation. The volunteer Shareholders should be fairly compensated for their time and travel expenses.

Supporting Statement

The purpose of this resolution is to save Raytheon capital against unnecessary legal expenses and provide timely interaction with employees. There has been significant rise in class action and individual litigation under these statutes against Raytheon. These lawsuits not only represents an unwanted financial burden on the Company, but presents a risk that could tarnish Raytheon's image in the business community and weaken Raytheon's stock value. Raytheon's customary legal response is to practice a tactic of delay, defer or deny without considering alterative resolution measures and the input of neutrals. Raytheon, as a result, has garnered an increasingly negative reputation amongst current and prospective employees, while incurring millions of dollars of unnecessary litigation costs.

A classic example is the case *Alday v. Raytheon Company*, Case No. CV-06-0032-TUC-DCB, a class action lawsuit filed in January 2006 on behalf of approximately 1,000 retirees and their dependents claiming that Raytheon unilaterally terminated the retirees' company-paid healthcare benefits. The U.S. District Court, District of Arizona, and the U.S. Court of Appeals for the Ninth Circuit ruled in favor of the retirees and ordered Raytheon to reinstate the retirees' healthcare benefits. It took seven years for this case to run its course and Raytheon still lost. This fails the test of timely and ethical treatment of employees and denied rightful benefits for seven years and cost the Company seven years of legal expenses.

This proposal brings a new level of visibility to the Shareholders and accountability that would otherwise be absent and will result in common sense recommendations that will limit litigation costs and impact favorably on Raytheon's ability to attract and retain a dedicated work force.

Pages 27 through 32 redacted for the following reasons:

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

Raytheon

James G. Marchetti
Senior Counsel
781.522.5834
781.522.3332
James_g_marchetti@raytheon.com

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

January 2, 2013

Bob Rhodes

*** FISMA & OMB Memorandum M-07-16 ***

Via Overnight Mail and E-Mail

Re: Stockholder Proposal

Dear Mr. Rhodes:

Reference is hereby made to your letter to Jay. B Stephens and the "Rule 14a-8 proposal" entitled "Review of Company Legal Ethics" attached thereto (the "Proposal") submitted for inclusion in Raytheon's proxy statement for the 2013 annual meeting of stockholders ("2013 Proxy Statement") which Raytheon received on December 21, 2012.

It is our view that the Proposal is in its essence the same as the proposal you submitted last year on December 15, 2011 for both the 2012 Annual Meeting of Stockholders and the 2013 Annual Meeting of Stockholders entitled "Independent Review of Employee Litigation" (the "Prior Proposal"). The SEC, in its letter dated March 30, 2012 enclosed herewith (the "March 30th Letter"), permitted Raytheon to exclude the Prior Proposal from its 2012 proxy materials, and also from its 2013 proxy materials if you failed to provide Raytheon with appropriate documentary support of beneficial ownership within seven calendar days after receiving the March 30th Letter. As you provided no such documentary support within the time period specified by the SEC, we believe that the March 30th Letter entitles us to exclude this Proposal from the 2013 Proxy Statement as it is in essence the same as the Prior Proposal. Raytheon intends to request that the SEC confirm this position.

Nevertheless, assuming hypothetically that the Proposal is sufficiently distinct from the Prior Proposal, we note that under Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended, you must submit evidence that you have continuously held at least $2,000 in market value, or 1%, of Raytheon's common stock for at least one year prior to the date the Proposal was submitted (the "Continuous Ownership Requirement"). In submitting the Proposal, you failed to satisfy this requirement. To meet the Continuous Ownership Requirement, you need to provide a written statement from the record holder of your securities verifying that, as of December 21, 2012 (the date the Proposal was submitted), you held and have held continuously for one year preceding and including

December 21, 2012, at least $2,000 in market value, or 1%, of Raytheon's common stock and indicate the actual number of shares of Raytheon common stock held. Taking at face value the copy you provided of an account statement showing equity positions as of November 28, 2012 from Zions Direct, Inc. ("Zions"), we assume that the Raytheon shares shown on that statement were purchased through Zions, as introducing broker, and are held of record (within the meaning of Rule 14a-8) by National Financial Services LLC ("NFS"), as clearing broker. If that is correct, you need to obtain and submit two proof of ownership statements - one from Zions confirming your beneficial ownership and the other from NFS confirming Zions' ownership. A copy of Rule 14a-8 accompanies this letter, as well as a copy of Staff Legal Bulletin No. 14F, which explains in detail how you can satisfy this requirement.

Accordingly, in accordance with Rule 14a-8(f), you are hereby notified that, unless Raytheon is provided, not later than fourteen (14) days after the date you receive this letter, with appropriate written documentation proving that you meet the Continuous Ownership Requirement, Raytheon reserves the right to exclude the Proposal from its 2013 Proxy Statement. Raytheon also reserves the right to exclude the Proposal on other grounds.

Sincerely,



James G. Marchetti
Senior Counsel

cc: Dana Ng, Senior Counsel, Corporate Transactions and Governance

[Copies of the Commission's March 30th Letter, Rule 14a-8 and Staff Legal Bulletin No.14F were attached, but are omitted from this filing.]

Exhibit C



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

March 30, 2012

Michael P. O'Brien
Bingham McCutchen LLP
michael.obrien@bingham.com

Re: Raytheon Company
Incoming letter dated February 3, 2012

Dear Mr. O'Brien:

This is in response to your letter dated February 3, 2012 concerning the shareholder proposal submitted to Raytheon by Bob Rhodes. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Bob Rhodes
*** FISMA & OMB Memorandum M-07-16 ***

March 30, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Raytheon Company
Incoming letter dated February 3, 2012

The proposal relates to litigation.

There appears to be some basis for your view that Raytheon may exclude the proposal from its 2012 proxy materials under rules 14a-8(b) and 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Raytheon's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Raytheon omits the proposal from its 2012 proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. To date, the proponent has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1%, in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that Raytheon failed to inform the proponent that he was required to respond to Raytheon's January 5, 2012 notice of defect with the requisite proof of ownership statement within 14 calendar days from the date the proponent received the notice of defect. Accordingly, unless the proponent provides Raytheon with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Raytheon omits the proposal from its 2013 proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Sirimal R. Mukerjee
Attorney-Adviser

Exhibit D

NATIONAL FINANCIAL
Services LLC

499 Washington Blvd.
Newport Office Center
Jersey City, NJ 07310

January 3, 2013

RAYTHEON COMPANY
870 WINTER STREET
SUITE 3351
WALTHAM, MA 02451

Re: Certification of Ownership
Shareholder Proposal for **Raytheon Company**

To Whom It May Concern:

Please be advised that National Financial Services, LLC currently holds 52 shares of Raytheon Company (Cusip 755111507) for the benefit of Mr. Bob Rhodes. The shares have been continuously held from December 13, 2011 through and inclusive of December 21, 2012, the Proposal submission date.

As custodian for Mr. Bob Rhodes, National Financial Services, LLC holds these shares with the Depository Trust Company, under participant code 0226.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,



Sean Cole | Manager | Fidelity Institutional
499 Washington Blvd.
Jersey City, NJ 07310
Tel: 201-915-7373
sean.cole@fmr.com
http://www.nationalfinancial.com/

Exhibit E

LAW OFFICES OF WALTER G. BIRKEL, P.C.
ATTORNEY AT LAW
3514 Macomb St., N.W.
WASHINGTON, DC 20016

TELEPHONE 202-333-2592
FACSMILE 202-558-2127

WALTER G. BIRKEL
WRITER'S DIRECT DIAL: 202-213-1773
EMAIL: WBIRKEL@WBIRKELAW.COM

January 11, 2013

James G. Marchetti, Esq.
Senior Counsel
Raytheon
870 Winter Street
Waltham, Mass 02451

Via E-Mail and regular mail

Re: Bob Rhodes 12/20/2012 Shareholder Proposal

Dear Mr. Marchetti:

We represent Bob Rhodes. This letter responds to yours of January 2, 2013 to Mr. Rhodes.

Your letter advises that Raytheon has rejected Mr. Rhodes' proposal under SEC Rule 14a-8(b) because of his failure to meet the continuous ownership requirement. Mr. Rhodes, as you know, has now submitted evidence sufficient to meet that requirement.

Your letter also advises, erroneously, that the SEC's letter dated March 30, 2012 (the "March 30th Letter") somehow permits you to exclude Mr. Rhodes' new proposal submitted some nine months later. The March 30th Letter solely concerned the issue of whether Mr. Rhodes had -- as of that date-- submitted proof of continuous share ownership sufficient to support his December 15, 2011 proposal. The SEC did not, and could not, predetermine this issue based on any new set of facts. As you noted in your January 5, 2012 letter to Mr. Rhodes: "If you have continued to retain at least $2,000 of the Company's stock for the period required under the Rules, you may submit a shareholder proposal for the 2013 Proxy and Annual Meeting prior to the deadline that will be specified in the 2012 Proxy, provided that the proposal is not otherwise subject to exclusion under the Rule."

Mr. Rhodes has followed your advice and submitted a new shareholder proposal. Your contention that he is precluded from submitting his proposal by virtue of the March 30th Letter is plainly wrong and, frankly, a disingenuous interpretation of the record.

Under the facts, we are assuming that you will accept Mr. Rhodes' December 20, 2012 proposal now that he has sufficiently demonstrated compliance with the continuous ownership requirement.

Sincerely,



Walter G. Birkel

cc: Bob Rhodes

Exhibit F


RICHARDS
LAYTON &
FINGER

February 5, 2013

Raytheon Company
870 Winter Street
Waltham, MA 02451

Re: Stockholder Proposal Submitted by Bob Rhodes

We have acted as special Delaware counsel to Raytheon Company, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Bob Rhodes (the "Proponent") that the Proponent intends to present at the Company's 2013 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on April 2, 2002, as amended by the Certificate of Designation of Preferences and Rights of the Company's Series B Junior Participating Preferred Stock, as filed with the Secretary of State on April 2, 2002, as amended by the Certificate of Elimination of the Company's Series B Junior Participating Preferred Stock, as filed with the Secretary of State on July 20, 2004, as amended by the Certificate of Amendment, as filed with the Secretary of State on May 5, 2005, as amended by the Certificate of Amendment, as filed with the Secretary of State on June 2, 2010, as amended by the Certificate of Ownership and Merger of Data Logic, Inc. into the Company, as filed with the Secretary of State on August 12, 2010, as amended by the Certificate of Merger of Raytheon Sarcos, LLC into the Company, as filed with the Secretary of State on October 25, 2010, as amended by the Certificate of Ownership and Merger of Raytheon UTD Inc. into the Company, as filed with the Secretary of State on December 16, 2011, as amended by the Certificate of Ownership and Merger of Virtual Technology Corporation into the Company, as filed with the Secretary of State on December 19, 2011, as amended by the Certificate of Ownership and Merger of Photon Research Associates, Inc. into the Company, as filed with the Secretary of State on December 18, 2012, as amended by the Certificate of Ownership and Merger of Houston Associates, Inc. into the Company, as filed with the Secretary of State on January 24, 2013 (the "Certificate of Incorporation");

(ii) the Bylaws of the Company, effective as of September 23, 2010 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED, That the stockholders of Raytheon Corporation ("Raytheon") directs [*sic*] that the Board of Directors ("Board") report to the Company's stockholders on a bi-annual basis, beginning within ninety days after the 2013 annual meeting of stockholders, on the Board's oversight of the Company's efforts to implement the provisions of the Americans with Disabilities Act, the Fair Labor Standards Act, and the Age Discrimination in Employment Act. The reports should describe the Board's oversight of the Company's response to reducing the amount of employee formal complaints to Human Resources under these acts, and resulting litigation, including individual and class action lawsuits. Furthermore, a volunteer board of Share Holders [*sic*] who are not currently employed by Raytheon shall review this report and make recommendations for policies and procedures which would limit unnecessary legal expenses and provide periodic communications with employees to help to improve Raytheon's reputation as a proactive, progressive employer amongst the work force. The Review Committee shall also consider recommendations on specific cases to limit unnecessary litigation. The volunteer Shareholders should be fairly compensated for their time and travel expenses.

Discussion

You have requested our opinion as to whether the implementation of the Proposal, if adopted by the Company's stockholders, would violate Delaware law. For the reasons set forth below, the Proposal, in our opinion, would violate Delaware law if implemented, because the Proposal is not stated in precatory language such that it suggests or recommends that the Company's board of directors (the "Board") take certain actions. Rather, the Proposal purports to obligate the Board to take those actions. Specifically, the Proposal provides that "the stockholders of Raytheon Corporation direct[] that the Board of Directors ("Board") report to the Company's stockholders on a bi-annual basis" and that "a volunteer board of Share Holders [*sic*] who are not currently employed by Raytheon shall review [the Board's] report, and make recommendations for policies and procedures...." Such a mandate from the stockholders to the Board impermissibly infringes on the Board's authority to manage the business and affairs of the Company under the General Corporation Law and, therefore, would violate Delaware law.

As a general matter, the directors of a Delaware corporation are vested with substantial discretion and authority to manage the business and affairs of the corporation. Section 141(a) of the General Corporation Law provides, in relevant part that:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a). Significantly, if there is to be any variation from the mandate of 8 Del. C. § 141(a), it can only be as "otherwise provided in this chapter or in its certificate of incorporation." See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966).[1] The Certificate of Incorporation does not provide for any variation from the grant of power and authority to the Board provided for in Section 141(a) of the General Corporation Law. In particular, the Certificate of Incorporation does not grant the stockholders of the Company power to manage the Company with respect to any specific matter or any general class of matters. Thus, the Board possesses the full power and authority to manage the business and affairs of the Company.[2]

[1] Similarly, the Section 3.1 of the Bylaws provides that "[t]he business and affairs of the Corporation shall be managed under the direction of the Board."

[2] With regard to the phrase "except as may be otherwise provided in this chapter" in Section 141(a), the drafters of the General Corporation Law did provide for specific mechanisms pursuant to which stockholders could limit the power of a board of directors to manage the business and affairs of a corporation in addition to any variations contained in a corporation's certificate of incorporation. More specifically, in forming a corporation under the close corporation statute, the stockholders thereof may either act by written agreement to restrict the discretion of the board of directors, 8 Del. C. § 350, or elect in the certificate of incorporation to

The distinction set forth in Section 141(a) of the General Corporation Law between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court consistently has stated, "a cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984), overruled in part on other grounds, Brehm v. Eisner, 746 A.2d 244 (Del. 2000); see also In re CNX Gas Corp. S'holders Litig., 2010 WL 2705147, at *10 (Del. Ch. July 5, 2010) ("the premise of board-centrism animates the General Corporation Law"); McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del. C. § 141(a)); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation."). This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

See also Revlon, Inc. v. MacAndrews & Forbes Hldgs., Inc., 506 A.2d 173 (Del. 1985); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958). The rationale for these statements is as follows:

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permit the stockholders to manage the business and affairs of the corporation directly, 8 Del. C. § 351. However, this permitted restriction on the discretion of the directors is only applicable to close corporations. Chapin v Benwood Found., Inc., 402 A.2d 1205, 1209 (Del. Ch. 1979), aff'd sub nom. Harrison v. Chapin, 415 A.2d 1068 (Del. 1980); see also 2 David A. Drexler et al., Delaware Corporation Law and Practice § 43.02, at 43-6 (2004) (Section 350 exempts agreements of stockholders in close corporations from the rule that stockholders may not restrict or interfere with powers of board). The Certificate of Incorporation does not contain the provisions required by Section 342 of the General Corporation Law for the Company to be treated as a close corporation under Delaware law.

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., 1985 WL 44684, at *3 (Del. Ch. Nov. 21, 1985) (citations omitted); Paramount Commc'ns Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), aff'd, 571 A.2d 1140 (Del. 1989).

In addition to the prohibition on delegation to, or the usurpation by, stockholders or others of decision-making with respect to matters reserved by statute to the discretion of the board of directors, stockholders or others cannot substantially limit the board's ability to make a business judgment on matters of management policy. See, e.g., Chapin v. Benwood Found., Inc., 402 A.2d 1205, 1211 (Del. Ch. 1979) (finding that the court could not "give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters") (citing Abercrombie, 123 A.2d at 899), aff'd sub nom. Harrison v. Chapin, 415 A.2d 1068 (Del. 1980); Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (same); Canal Capital Corp. v. French, 1992 WL 159008, at *3 (Del. Ch. July 2, 1992) (same); accord 1 Rodman Ward, Jr. et al., Folk on the General Corporation Law § 141.1.3, at GCL-IV-15 (2006-2 Supp.) (stating that it is the responsibility and duty of directors to determine corporate goals); 2 William Meade Fletcher et al., Fletcher Cyclopedia of the Law of Private Corporations § 495, at 558 (Rev. Vol. 2006) ("The directors of the corporation do not have the power to delegate to others those duties which are at the focal point of the management of the corporation."). Moreover, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., 1983 WL 8936, at *18-19 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board of directors delegate or abdicate this responsibility in favor of the stockholders themselves. Paramount Commc'ns Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985).

In exercising their discretion concerning the management of the corporation's affairs, directors are not obligated to act in accordance with the desires of the holders of a majority of the corporation's shares. See Paramount Commc'ns Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), aff'd, 571 A.2d 1140 (Del. 1989). For example, in Abercrombie, 123 A.2d 893, the plaintiffs challenged an agreement among certain stockholders and directors which, among other things, purported to irrevocably bind directors to vote in a predetermined manner even though the vote might be contrary to their own best judgment. The Court of Chancery concluded that the agreement was an unlawful attempt by stockholders to encroach upon directorial authority. The Court noted that it could not "give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters," noting that while "the stockholders could agree to a course of persuasion," they could not "under the present law commit the directors to a procedure which might force [the directors] to vote contrary to their own best judgment." Abercrombie, 123 A.2d at 899-900.

The Proposal, if implemented, would compel the Board to undertake a bi-annual review of its oversight of the company's efforts to comply with certain laws and to report its findings to the stockholders including a report on the Company's response to reducing the amount of employee complaints and the litigation resulting therefrom. The Proposal would also permit certain stockholders to make recommendations to the Company regarding the report from the Board and to communicate with the Company's employees "to improve Raytheon's reputation" among its employees. In our opinion, the General Corporation Law does not permit stockholders to compel directors to take action on matters as to which the directors are required to exercise judgment in a manner that may in fact be contrary to the directors' own best judgment as to what is in the best interests of the corporation and all of its stockholders nor does it permit the stockholders themselves to take action on matters reserved by statute to the discretion of the Board. See, e.g., Abercrombie, 123 A.2d at 898-900. Yet that is exactly what the Proposal seeks to do. The Proposal, if adopted, would require the directors to undertake a course of action that clearly falls within their sole managerial prerogative and substantive decision-making, i.e., the decision of what issues the Company should focus on for the benefit of its stockholders. Whether to undertake a review of the Board's oversight of the Company's compliance with certain employment laws is a decision that under the General Corporation Law is left to the sole discretion of the Board. The Proposal does not purport to address the process by which decisions of the Board may be made, but rather makes the substantive decision that such a review must be undertaken. Not only does the Proposal purport to permit the stockholders to decide an issue that that falls within the sole discretion of the Board by requiring the Board to undertake the review, but it also directs the goal of the review (to minimize employee litigation) and purports to compel the Board to report its findings in connection with such review to the stockholders and to give the stockholder "review committee" access to and the right to make recommendations with respect to "specific cases," without regard to the fact that such disclosure could harm the Company by requiring it to reveal matters that are protected by the attorney-client privilege. In addition, it requires the Board to consider one factor (minimizing employee litigation) over other factors that may be relevant in deciding whether this issue requires substantive attention. The Proposal also seeks to permit the stockholders to take action related to the management of the business, including the recommendation of policies and procedures to ensure the Company's compliance with certain laws and the communication with the Company's employees, which actions are reserved by statute to the business judgment of the board of directors and may not be delegated to the stockholders. Paramount Commc'ns Inc., 571 A.2d at 1154. For these reasons, in our view, the Proposal, if implemented, would violate Delaware law.

In addition, as noted above, the Proposal, if implemented, would require the Company to compensate certain stockholders "for their time and travel expenses." Implicit in the management of the business and affairs of a Delaware corporation is the concept that the board of directors, or persons duly authorized to act on its behalf, directs the decision-making process regarding (among other things) the expenditure of corporate funds. See 8 Del. C. § 122(5); Wilderman v. Wilderman, 315 A.2d 610 (Del. Ch. 1974) (authority to compensate corporate officers is normally vested in the board pursuant to Section 122(5)); Lewis v. Hirsch, 1994 WL 263551, at *3 (Del. Ch. June 1, 1994) (same); Brehm v. Eisner, 746 A.2d 244, 263 (Del. 2000) (finding that the size and structure of agents' compensation are inherently matters of directors' judgment); Alessi v. Beracha, 849 A.2d 939, 943 (Del. Ch. 2004) (finding that it would be "unreasonable" to infer that directors of a Delaware corporation were unaware of the corporation's program to reacquire its shares because of the directors' responsibility under Section 141(a) to oversee the expenditure of corporate funds). In that regard, it is not appropriate under the General Corporation Law for the stockholders, or even a court in some instances, to restrict the discretion of a board of directors regarding the expenditure of corporate funds. In considering whether to restrain a corporation from expending corporate funds, the Court of Chancery has noted:

> [T]o grant emergency relief of this kind, while possible, would represent a dramatic incursion into the area of responsibility created by Section 141 of our law. The directors of [the corporation], not this court, are charged with deciding what is and what is not a prudent or attractive investment opportunity for the Company's funds.

UIS, Inc. v. Walbro Corp., 1987 WL 18108, at *2 (Del. Ch. Oct. 6, 1987).

The Board is under an obligation to use its own best judgment to determine how corporate funds should be spent. By directing that the Company must compensate certain stockholders for their time and travel expenses, the Proposal would thereby abrogate the duty of the Board to exercise its informed business judgment concerning expenditures by the Company. As a result, the Proposal would "have the effect of removing from directors in a very substantial way their duty to use their own best judgment" concerning the commitment of the Company's resources, Abercrombie, 123 A.2d at 899, thus, in our view, the Proposal would violate Delaware law.

Conclusion

Based upon and subject to the foregoing and subject to the limitations stated herein, it is our opinion that the Proposal, if implemented, would violate Delaware law.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and to the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/JJV

Exhibit G

RECEIVED

DEC 15 2011

Corporate Secretary, Raytheon Company,
870 Winter Street, Waltham, Massachusetts 02451

12/12/11

Bob Rhodes,*** FISMA & OMB Memorandum M-07-16 *** owner of 52 shares, has proposed the adoption of the following resolution and has furnished the following statement in support of his proposal:

Independent Review of Employee Litigation

RESOLVED, Shareholders direct the board to have all litigation involving either current or former Raytheon employees be reviewed by the ethics department and a volunteer board of share holders who are not currently employed by Raytheon. Their recommendations should carry such weight as to influence whether a settlement can be made without the need for further litigation. And that a share holder who is not currently employed by Raytheon be part of the negotiation team with the litigant. The purpose of this resolution is to save Raytheon capital against unnecessary legal expenses and provide timely interaction with employees to help establish a good and fair reputation amongst the work force. It also brings a new level of visibility to the Shareholders that would otherwise be absent. The volunteer shareholders should be fairly compensated for their time and travel expenses. Provisions should also be made for previously resolved legal cases to be reviewed if properly petitioned.

Supporting Statement

This proposal addresses existing litigation against Raytheon Company by its shareholders involving numerous lawsuits. Continued participation by Raytheon Company in these lawsuits not only represents an unwanted financial burden on the Company, but presents the risk that could tarnish Raytheon's image in the business community and weaken Raytheon's stock value. It is common knowledge that the customary response of Raytheon is to practice a tactic of delay, defer or deny. While it is an accepted legal tactic, it fails the ethical test of fair and timely treatment to its employees.

A classic example is case *Alday v. Raytheon Company*, Case No. CV-06-0032-TUC-DCB, a class action lawsuit filed in January 2006 on behalf of approximately 1,000 retirees and their dependents claiming that Raytheon unilaterally terminated the retirees' company-paid healthcare benefits. The U.S. District Court, District of Arizona, and the U.S. Court of Appeals for the Ninth Circuit ruled in favor of the retirees and ordered Raytheon to reinstate the retirees' healthcare benefits. Notwithstanding these rulings, Raytheon continues to appeal and delay the process to avoid payment to the retired workers. This is not ethical treatment of employees. This proposal provides an avenue for the company to re-evaluate the ethical question.

As an additional example of litigation that tarnishes Raytheon's image, is *Rhodes v. Raytheon Company*, Case No. CV-10-00625-RCC-CRP involves a distinguished employee who had a physical disability. He was terminated after the employee requested to return to work after a 4 month illness. This former employee had a 20 year career with Raytheon and had achieved Principal Engineer with Honors. The original request of the litigant was to simply get his job back and for the company to reinstate his benefits. Now the case will likely be contested for more than $1 million dollars.

Bob Rhodes
12/12/11

<u>Personal Statement concerning Raytheon Stock Holdings</u>

I, Bob Rhodes, hereby certify that I will retain at least $2,000 in Raytheon Stock (RTN) during the calendar year 2012.

Bob Rhodes
12/12/11

Pages 56 through 57 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED

DEC 15 2011

Lead Director, care of the Corporate Secretary,
Raytheon Company, 870 Winter Street, Waltham,
Massachusetts 02451

12/12/11

Dear Raytheon Board of Directors,

I am writing you directly for two reasons. First, I am submitting a proposal and wanted to give you a bit more history so you understand the thought process behind the proposal. The second reason is that I want to present myself as a candidate for a position on the Board of Directors.

I am a former Raytheon employee of 20 years who achieved a position of Principal Engineer with Honors. Subsequently I had a spinal condition which forced me out of work for several months. I also had an emergency hernia operation during this time which complicated my recovery. However, within 4 months of my initial problem, I started requesting to return to work on a part time basis. My requests were ignored as was my doctor's note to allow me to return to work part time. The Raytheon HR Office said they would not accept my doctor's note and asked if I would consent to an independent evaluation with a doctor of Raytheon's choosing. I agreed and the new evaluation showed that I had improved over the first doctor's evaluation and could return to work part time with even fewer restrictions than originally stipulated by my doctor. Raytheon again rejected this second evaluation, even though it was from their own selected evaluator. My requests for accommodations were simple and straight forward. I needed a reclining chair, a request to only hold meetings where handicap access was available and finally, if possible, to give me an assignment at the Rita Road facility (Tucson) rather than the Airport site (Tucson) since it would ease my commuting challenges. This last request should not have been a major problem since I had worked at the Rita Road facility previously for 5 years. Subsequently, Raytheon held a meeting with me where they told me I was too crippled to ever work again and they were in the process of terminating me with the company even though I was still covered on LTD. All of this occurred during the year of 2008.

Subsequently, I went to work for Northrop Grumman as their Chief Engineer/Manager III on the Hunter UAV Program. I have been at this job on full time status for three years now — thereby dispelling the notion that I am too crippled to ever work again.

I filed a complaint with the EEOC early on in this saga. It has been playing out over the last three years in the courts.

You should know that from the first day of this ordeal, I have offered through my legal counsel, on several occasions, a deal to end this battle. It was simply to bring me back to Raytheon and bridge my time in service that I wrongfully lost due to this termination. This battle has gone on for so long and I have so much capital invested in this debate that it is probably not possible to have such a straightforward and efficient resolution at this time. Throughout all of this, I have always felt that if this local Raytheon behavior was examined at a higher level with more visibility to the Stock Holders and Board of Directors, calmer heads would prevail and a "win – win" solution could have been reached with much less cost to the Company and a whole lot less trauma for me. In fact, I was on the verge of having surgery to address my problem when the Company told me that I was to be terminated. This caused a three year delay before I could have the surgery. Part of my lawsuit is the pain and suffering I endured because of this delay. Had the company accepted the early offer, the company would have benefited from 3 years of my work contributions and saved all the legal cost (which I estimate is in excess my salary) and the possibility of a high dollar judgement against the Company. The Company's course of action seems to fail the test of what is fair treatment to the employee and beyond that, what is the best economic choice for the Company.

On a personal note, my primary motivations for returning to Raytheon is to regain my lost benefits and the privileged status as a tenured employee. I have to say another reason is the vast number of friends I have made throughout Raytheon. Raytheon has some of the best engineers I have ever met and I miss working with such high caliber talent.

As for the examples I cite in my proposal, It was not intended to be self serving – but they are the two cases of injustice that I am most familiar with. It is my hope the Board of Directors will intervene to help settle this dispute before the Proxy is even sent out.

I have seen similar circumstances involving other Raytheon employees where some poor local decision making was unjust or unethical or just plain mean that resulted in major negative impacts on their lives. I felt again, if some visibility and accountability was in vogue, Raytheon and its employees would be the better for it. You will tell me that there are internal Company mechanisms in place to handle such situations. I am here to tell you they do not work.

I can also tell you about some more cases that show a trend of employees that have had medical issues and then shortly thereafter are dismissed for one reason or another. In fact, I believe that is what happened in my case. It has the makings of a class action suit.

It is my hope that even if this resolution fails to be adopted by vote, that you will still consider enacting something similar for the benefit of the employees and Company alike. I really do believe that visibility to the Share Holders through some Share Holder involvement is a good idea and could make for some good PR.

++

The second reason for submitting this letter is to present myself as a candidate for a position on the Board of Directors. At first blush, it seems absurd. But I would like to make a case for your consideration.

I have reviewed the qualifications of the Board of Directors and I cannot claim to be in your league. However, I see something that is lacking. A view from the trenches. I could bring that.

I started with Raytheon when the great Thomas Phillips was in charge of Raytheon and his benevolent charisma pervaded all of the Company. I feel that is lost now. There was a brief resurgence when the Company mantra was "Employer of Choice" but that quickly seemed to go away.

If this company is going to survive and thrive in the 21 Century, I feel we will have to regain that atmosphere of past generations where the employee felt the benevolent care and support of the Company and in return, the Company reaped the blessings of a loyal and committed work force. One wonderful example I remember is when the Bristol plant could not make delivery time or the budget on a particularly large project. The workforce, as a group, agreed to volunteer all the time that was needed to get the job out and on time without charging any labor. It was a success for the program. Unfortunately Bristol was later shut down. I am not sure you could find that kind of loyalty and commitment again in today's work atmosphere.

If I was elected to the Board of Directors, there are several things that I am passionate about. This is one of them - improved employee/employer development. I could fulfill this role in several ways. I would propose to allow me to participate or chair the special committee described in my proposal. Secondly, I would gladly be a roving Ambassador of Goodwill. The beauty of this is that I would be more than just a passing dignitary. Given my 20 years in all aspects of the missile and radar business, there is little I haven't seen and little that would be beyond my grasp to understand. With the authority of the Board, real attention could be brought to bare on issues that were found. And with contacts I have throughout the Company, I could be a real asset in this kind of role. I am also willing to relocate to any location that would best serve my duties and responsibilities.

I would like to shift this discussion to another area that I have grown very passionate about. Due to my own physical ailments, I have taken a personal interest in the area of medical science. I have become so absorbed with this that I have devoted my own resources to educating myself and attending medical conferences to get up close and personal with the latest innovations with an emphasis on artificial joint replacements. I was also a judge at the University of Arizona Engineering Day Competition. Many engineering medical investigations were in this competition. It fueled my imagination and heightened my desire to become professionally involved at some level.

The revelation that I got out of this is that the medical field and the military/industrial field have very similar requirements and materials. It is a growing field and fed by the increasing numbers of people entering old age. This is in contrast with the anticipated reduction in military spending.

As a Board Member, I would encourage the Company to explore a shift of business into this area. There are several good arguments for this. The increasing need for high tech medical services is one. Another reason is that it is lucrative. And with the potential revenues, the typical pay scales of the work force could remain the same and perhaps even increase over their current pay scale. The Raytheon name is already synonymous with leading edge technology, quality and reliability. It seems like a perfect direction to expand the name and reputation of the Company.

I have included my resume for a detailed review of my background. The high points that I think will be relevant to you are;

- 20 year Raytheon employee
- Principal Engineer with Honors
- MSME Stanford University 1986

- Professional Engineer's License in AZ, NM, and TX
- Licensed AZ Real Estate Broker
- Successful general aviation business owner
- Served in multiple volunteer organizations

You will see that I do have some rudimentary business skills with real world experience to use along with my engineering skills. My interests have seemed to evolve into working on a global scale with people, yet remain in touch on a local level. I believe I would be a valuable contributor on the Public Affairs Committee, Special Activities Committee and the Management Development and Compensation Committee.

To summarize what I think I could bring to the Board of Directors,

- A relevant view from the trenches
- A strong technical background
- A passion for just, ethical, benevolent treatment of employees
- A desire to see the Company become the "Employer of Choice"
- A desire to be the Goodwill Ambassador between the Board and the employees
- A vision for future growth and a personal investment to understand this direction

Finally, I hope the Board recognizes my desire to be back on board. I did not leave on my own accord. I had a great career with Raytheon, achieving the rank of Principal Engineer with Honors. Early on in my career, I nearly won the Michellio Scholarship. I have been awarded stock options in the past. I have been involved in so many milestones, I can hardly count them all. Can it be these last three years we have been at odds with each other in court? I am a worthy adversary but an even better ally. Indeed, can we not come together for the ultimate higher good? With that, I submit my application for membership in the Board of Directors.

If the Nominating Board finds me to be a suitable candidate and I were to offer a brief outline to be used in the Proxy Statement, I would choose to use:

Nominee for Board Election

BOB RHODES

- 20 YEAR EMPLOYEE OF RAYTHEON
- PRINCIPAL ENGINEER WITH HONORS
- MSME STANFORD UNIVERSITY 1986
- SUCCESSFUL AVIATION BUSINESS OWNER
- AZ REAL ESTATE BROKER
- PROFESSIONAL ENGINEER'S LICENSE IN AZ, NM, TX
- AGE 52

Mr. Rhodes has worked in the missile business for 20 years and understands the business at a more intimate level than any current Board Member and will bring a viewpoint consistent with the typical employee. Mr. Rhodes will be the youngest Member of the Board and is well suited to provide many years of strong service should the shareholders endorse his performance in following years. Mr. Rhodes is interested in helping the Company grow with new business pursuits and pursuing positive company/employee development.

Thank you for your time and consideration for both my proposal and my request to be considered for the Board of Directors.

BOB RHODES, MS, PE

Bob Rhodes
12/12/11

BOB RHODES, MS, PE

*** FISMA & OMB Memorandum M-07-16 ***

Education, Certifications and Licenses:

- MSME, Stanford 1986 (Bell Laboratory, Honors Program)
- BSME, Valedictorian, University of New Mexico, 1984
- ASPE, Valedictorian, University of New Mexico, 1982
- Certified Professional Engineer (NM, TX, AZ)
- Pilot – Single engine high performance, Single engine seaplane
- AZ Real Estate Broker

Career Highlights and Specialties:

Management

- Chief Engineer of the Hunter UAV Program
- Principal Engineer with Honors
- Test Director for EKV missile system tested at Kwajalein, Marshal Isles (first "missile – missile" intercept)
- Engineering and Fab Services Manager at White Sands Missile Range
- Environment, Health &Safety Manager for White Sands Missile Range for 12 years (over 100 facilities)
- Managed a team that developed breakthrough rocket motor propulsion technology from inception to LRIP
- Managed a team that design specialized RF test equipment for the EKV missile

Selected Corporate Contributions

- Authored first Ordnance Training Class for Raytheon – Missile Systems Division
- Co-authored first Ordnance Manual for Raytheon Corporate
- Authored 6Sigma based Mission Assurance Plan for Raytheon Engineering Tucson
- Specialized in State of the Art Assembly Techniques (Factory of the Future)
- Established division torque methods of assembly and training methodology

Selected Engineering Achievements

- Architect for Hunter UAV propulsion redesign that saved the program
- Designed and built mass mockups for EKV inertial testing
- Designed all Navy missile handling equipment for SM3BLKIV that is still in use 20 years later
- Designed the final PATRIOT test facility and test station used until end of production
- Designed the final Raytheon aircrew headquarters base at Holloman AFB
- Primary contributor in TOMAHAWK fuel system active cleaning pump and protocols
- Primary designer in redesigned Air Data Module interface in TOMAHAWK cruise missile
- Primary designer in redesigned retractable wing fairing in TOMAHAWK cruise missile
- Primary contributor and designer in pioneering work of mechanical valves in micro and nano technology
- Contributor in pioneering work in tribology as it relates to magnetic recording heads
- Guest lecturer at both NMSU and UTEP on practical electric vehicle design and modeling
- Built aerobatic airplane airframe (RV4) as undergraduate college project
- Built novel solid rocket thrust test stand for Graduate level project
- CO-designer of nuclear power plant control algorithm for control rods as final Graduate Project

Summary Skill Set:

- Certified Professional Engineer (NM, TX, AZ)
- Tribology (Friction and Wear)
- Safety (ordnance, RF, Industrial)
- Structural Analysis
- Shock&Vibration
- Fluids
- ITAR
- Labor Loading
- Electronics
- Micromachining
- Acoustics
- Integration and Test
- Facility Operations
- Electro Mechanical
- Labor Unions
- Six Sigma
- Dynamics
- Thermodynamics
- Aerodynamics
- Numerical Modeling
- Field Operations
- Emergency Response Team
- Contracts
- Fast Tracking

Management Style

- Rapid decision making is superior to "paralysis by analysis"
- Prefer to test several simplified prototypes to arrive at "proof of concept" demonstrator
- Proponent of Boyd's "OODA Loop Theory"
- Proponent of Colin Powell's 18 points of leadership
- Proponent of Deming's 14 points of Quality
- Strong proponent of cross training between blue and white collars workers (for synergy)

Honors and Awards

- Awarded Principal Engineer with Honors (Raytheon 2007)
- Numerous Project Performance Awards (Raytheon)
- Stock Options Awards (Raytheon)
- Who's Who, Worldwide Registry 1994-1995

Volunteer Experience:

- Divorce Recovery Leader 2002 - 2005
- Civil Air Patrol 2001
- Tucson Lutheran Crisis Help Line 1999 - 2000
- El Paso Homeless Shelter construction project 2000 (PE design authority)
- El Paso Solar Association Board of Directors 1995-1998

Miscellaneous Activities:

- Private Pilot and antique aircraft owner
- Guest speaker at UTEP and NMSU on electric vehicle design and modeling
- College project, construction of aerobatic airframe (RV4)

Corporate Secretary, Raytheon Company,
870 Winter Street, Waltham, Massachusetts 02451

12/12/11

Bob Rhodes, *** FISMA & OMB Memorandum M-07-16 ***owner of 52 shares, has proposed the adoption of the following resolution and has furnished the following statement in support of his proposal:

Independent Review of Employee Litigation

RESOLVED, Shareholders direct the board to have all litigation involving either current or former Raytheon employees be reviewed by the ethics department and a volunteer board of share holders who are not currently employed by Raytheon. Their recommendations should carry such weight as to influence whether a settlement can be made without the need for further litigation. And that a share holder who is not currently employed by Raytheon be part of the negotiation team with the litigant. The purpose of this resolution is to save Raytheon capital against unnecessary legal expenses and provide timely interaction with employees to help establish a good and fair reputation amongst the work force. It also brings a new level of visibility to the Shareholders that would otherwise be absent. The volunteer shareholders should be fairly compensated for their time and travel expenses. Provisions should also be made for previously resolved legal cases to be reviewed if properly petitioned.

Supporting Statement

This proposal addresses existing litigation against Raytheon Company by its shareholders involving numerous lawsuits. Continued participation by Raytheon Company in these lawsuits not only represents an unwanted financial burden on the Company, but presents the risk that could tarnish Raytheon's image in the business community and weaken Raytheon's stock value. It is common knowledge that the customary response of Raytheon is to practice a tactic of delay, defer or deny. While it is an accepted legal tactic, it fails the ethical test of fair and timely treatment to its employees.

A classic example is case *Alday v. Raytheon Company,* Case No. CV-06-0032-TUC-DCB, a class action lawsuit filed in January 2006 on behalf of approximately 1,000 retirees and their dependents claiming that Raytheon unilaterally terminated the retirees' company-paid healthcare benefits. The U.S. District Court, District of Arizona, and the U.S. Court of Appeals for the Ninth Circuit ruled in favor of the retirees and ordered Raytheon to reinstate the retirees' healthcare benefits. Notwithstanding these rulings, Raytheon continues to appeal and delay the process to avoid payment to the retired workers. This is not ethical treatment of employees. This proposal provides an avenue for the company to re-evaluate the ethical question.

As an additional example of litigation that tarnishes Raytheon's image, is *Rhodes v. Raytheon Company,* Case No. CV-10-00625-RCC-CRP involves a distinguished employee who had a physical disability. He was terminated after the employee requested to return to work after a 4 month illness. This former employee had a 20 year career with Raytheon and had achieved Principal Engineer with Honors. The original request of the litigant was to simply get his job back and for the company to reinstate his benefits. Now the case will likely be contested for more than $1 million dollars.

Exhibit H

From: James G Marchetti <James_G_Marchetti@raytheon.com>
Subject: Stockholder Proposal
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: "Kathryn G Simpson" <kathryn_g_simpson@raytheon.com>, "Janet M Higgins" <Janet_M_Higgins@raytheon.com>
Date: Tuesday, December 20, 2011, 8:17 AM

Mr. Rhodes:

With reference to your stockholder proposal, please see the attached letter.

Sincerely,

James G. Marchetti
Senior Counsel
Raytheon Company
870 Winter Street
Waltham, Massachusetts 02451
781-522-5834

Raytheon

James G. Marchetti
Senior Counsel
781.522.5834
781.522.3332
James_g_marchetti@raytheon.com

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

December 20, 2011

Bob Rhodes, MS, PE

*** FISMA & OMB Memorandum M-07-16 ***

Via Overnight Mail and E-Mail

Re: Stockholder Proposal

Dear Mr. Rhodes:

Reference is hereby made to your letter to the Corporate Secretary and the "Rule 14a-8 proposal" attached thereto (the "Proposal") submitted for inclusion in Raytheon's proxy statement for the 2012 annual meeting of stockholders ("2012 Proxy Statement") relating to independent review of employee litigation which Raytheon received on December 15, 2011.

Please note that under Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended, you must submit evidence that you have *continuously* held at least $2,000 in market value, or 1% of Raytheon's common stock *for at least one year prior to the date the Proposal was submitted* (the "Continuous Ownership Requirement"). In submitting the Proposal, you failed to satisfy this requirement. Accordingly, in accordance with Rule 14a-8(f), you are hereby notified that, unless Raytheon is provided, not later than fourteen (14) days after the date you receive this letter, with appropriate documentation proving that you meet the Continuous Ownership Requirement, Raytheon reserves the right to exclude the Proposal from its 2012 Proxy Statement. A copy of Rule 14a-8 accompanies this letter.

Sincerely,



James G. Marchetti
Senior Counsel

cc: Kathryn G. Simpson, Vice President – Legal, Corporate Transactions and Governance

RECEIVED

DEC 15 2011

Corporate Secretary, Raytheon Company,
870 Winter Street, Waltham, Massachusetts 02451

12/12/11

Bob Rhodes,* FISMA & OMB Memorandum M-07-16 ***owner of 52 shares, has proposed the adoption of the following resolution and has furnished the following statement in support of his proposal:**

Independent Review of Employee Litigation

RESOLVED, Shareholders direct the board to have all litigation involving either current or former Raytheon employees be reviewed by the ethics department and a volunteer board of share holders who are not currently employed by Raytheon. Their recommendations should carry such weight as to influence whether a settlement can be made without the need for further litigation. And that a share holder who is not currently employed by Raytheon be part of the negotiation team with the litigant. The purpose of this resolution is to save Raytheon capital against unnecessary legal expenses and provide timely interaction with employees to help establish a good and fair reputation amongst the work force. It also brings a new level of visibility to the Shareholders that would otherwise be absent. The volunteer shareholders should be fairly compensated for their time and travel expenses. Provisions should also be made for previously resolved legal cases to be reviewed if properly petitioned.

Supporting Statement

This proposal addresses existing litigation against Raytheon Company by its shareholders involving numerous lawsuits. Continued participation by Raytheon Company in these lawsuits not only represents an unwanted financial burden on the Company, but presents the risk that could tarnish Raytheon's image in the business community and weaken Raytheon's stock value. It is common knowledge that the customary response of Raytheon is to practice a tactic of delay, defer or deny. While it is an accepted legal tactic, it fails the ethical test of fair and timely treatment to its employees.

A classic example is case *Alday v. Raytheon Company*, Case No. CV-06-0032-TUC-DCB, a class action lawsuit filed in January 2006 on behalf of approximately 1,000 retirees and their dependents claiming that Raytheon unilaterally terminated the retirees' company-paid healthcare benefits. The U.S. District Court, District of Arizona, and the U.S. Court of Appeals for the Ninth Circuit ruled in favor of the retirees and ordered Raytheon to reinstate the retirees' healthcare benefits. Notwithstanding these rulings, Raytheon continues to appeal and delay the process to avoid payment to the retired workers. This is not ethical treatment of employees. This proposal provides an avenue for the company to re-evaluate the ethical question.

As an additional example of litigation that tarnishes Raytheon's image, is *Rhodes v. Raytheon Company*, Case No. CV-10-00625-RCC-CRP involves a distinguished employee who had a physical disability. He was terminated after the employee requested to return to work after a 4 month illness. This former employee had a 20 year career with Raytheon and had achieved Principal Engineer with Honors. The original request of the litigant was to simply get his job back and for the company to reinstate his benefits. Now the case will likely be contested for more than $1 million dollars.

Bob Rhodes
12/12/11

Personal Statement concerning Raytheon Stock Holdings

I, Bob Rhodes, hereby certify that I will retain at least $2,000 in Raytheon Stock (RTN) during the calendar year 2012.

Bob Rhodes

12/12/11

Pages 69 through 70 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Electronic Code of Federal Regulations
e-CFR ™

e-CFR Data is current as of December 15, 2011

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13*: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

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Exhibit I

Attachments: Statment of RTN Stock Retention.pdf

From: Bob Rhodes *** FISMA & OMB Memorandum M-07-16 ***
To: James G Marchetti <James_G_Marchetti@raytheon.com>
Cc: Kathryn G Simpson <kathryn_g_simpson@raytheon.com>, Janet M Higgins <Janet_M_Higgins@raytheon.com>
Date: 12/22/2011 08:37 AM
Subject: Re: Stockholder Proposal

Dear Mr. Marchetti,

Thank you for your rapid respond and thank you for identifying the flaw with my submission.

I believe the submission is acceptable "as is" for inclusion in the 2013 Share Holders Meeting and I cannot find any restrictions for early submittals. I have attached the only modification that needs to accompany the 2013 submission - that is my declaration to retain RTN common stock through the calendar year 2013.

Please let me know if this email is satisfactory for the 2013 submission or if I should resubmit formally through certified mail.

Sincerely,

Bob Rhodes

--- On **Tue, 12/20/11, James G Marchetti** *<James_G_Marchetti@raytheon.com>* wrote:

From: James G Marchetti <James_G_Marchetti@raytheon.com>
Subject: Stockholder Proposal
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: "Kathryn G Simpson" <kathryn_g_simpson@raytheon.com>, "Janet M Higgins" <Janet_M_Higgins@raytheon.com>
Date: Tuesday, December 20, 2011, 8:17 AM

Mr. Rhodes:

With reference to your stockholder proposal, please see the attached letter.

Sincerely,

James G. Marchetti
Senior Counsel
Raytheon Company
870 Winter Street
Waltham, Massachusetts 02451
781-522-5834

Personal Statement of Stock Retention

I, Bob Rhodes, do hereby state that I will continuously retain at least $2,000 of Raytheon Common Stock throughout the calendar year 2013.

Bob Rhodes

12/21/2011

Exhibit J

BINGHAM

Michael P. O'Brien
Direct Phone: 617.951.8302
Direct Fax: 617.951.8736
michael.obrien@bingham.com

February 3, 2012

Via E-mail (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Raytheon Company
Shareholder Proposal of Bob Rhodes
Entitled "Independent Review of Employee Litigation"
Securities Exchange Act of 1934: Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client Raytheon Company, a Delaware corporation (the "***Company***"), requesting confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "***Exchange Act***"), the Company omits the enclosed shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by Bob Rhodes (the "***Proponent***") from the Company's proxy materials for its 2012 Annual Meeting of Shareholders (the "***2012 Proxy Materials***") and from the Company's proxy materials for its 2013 Annual Meeting of Shareholders (the "***2013 Proxy Materials***").

As discussed below, the Company believes that it may omit the Proposal from its 2012 Proxy Materials and 2013 Proxy Materials under Rule 14a-8(b) and Rule 14a-(f)(1).

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- submitted this letter and attachments to the Commission by e-mail no later than eighty calendar days before the Company intends to file its definitive 2012 Proxy Materials and 2013 Proxy Materials with the Commission; and
- concurrently e-mailed copies of this correspondence to Bob Rhodes as notice of the Company's intention to omit the Proposal from its 2012 Proxy Materials and 2013 Proxy Materials.

A copy of the Proposal and the cover letter submitting the Proposal are attached as Exhibit A.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7,2008) ("***SLB 14D***") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff.

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Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D by e-mail to michael.obrien@bingham.com.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin No. 14F (October 18, 2011), we ask that the Staff provide its response to this request to Michael P. O'Brien, on behalf of the Company, at michael.obrien@bingham.com, and to the Proponent, at FISMA & OMB Memorandum M-07-16 ***

I. THE PROPOSAL AND CHRONOLOGY OF EVENTS

On December 15, 2011, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2012 Proxy Materials. The December 15, 2011 letter and Proposal are attached hereto Exhibit A. The Proposal states:

> RESOLVED, Shareholders direct the board to have all litigation involving either current or former Raytheon employees be reviewed by the ethics department and a volunteer board of share holders who are not currently employed by Raytheon. Their recommendations should carry such weight as to influence whether a settlement can be made without the need for further litigation. And that a share holder who is not currently employed by Raytheon be part of the negotiation team with the litigant. The purpose of this resolution is to save Raytheon capital against unnecessary legal expenses and provide timely interaction with employees to help establish a good and fair reputation amongst the work force. It also brings a new level of visibility to the Shareholders that would otherwise be absent. The volunteer shareholders should be fairly compensated for their time and travel expenses. Provisions should also be made for previously resolved legal cases to be reviewed if properly petitioned.

The Proponent does not appear to be a shareholder of record of the Company's common stock. With his letter of December 15, 2011, he included two "position statements," in an apparent attempt to demonstrate compliance with the share ownership requirement discussed below. The first statement, which appears to be from "Zions Direct," a non-bank subsidiary of Zions Banks, is dated "as of 12/09/2011" and indicates that an account named "RHODESBOB" owned at that date 52 shares of the Company's common stock. The second statement, which appears to be from "Fidelity Investments," is dated "as of 12/10/2011." It indicates that an account named "ROLLOVER IRA" owned at that date 5,012 shares of the Company's common stock. There is no indication on this second statement that Proponent has any interest in those 5,012 shares.

On December 20, 2011, James Marchetti, Senior Counsel for the Company, sent via e-mail and overnight mail, a letter together with a copy of Rule 14a-8, to the Proponent explaining that the Proposal was deficient in that that the Proponent did not submit evidence that he had continuously held at least $2,000 in market value or 1% of the Company's common stock for a least one year prior to the date the Proposal was submitted as required under 14a-8(b) (the "***Continuous Ownership Requirement***"). The December 20, 2011 letter is attached hereto as Exhibit B.

On December 22, 2011, the Company received an e-mail from the Proponent acknowledging that the Proposal submitted for inclusion in the 2012 Proxy Materials was flawed, we assume because he did not meet the Continuous Ownership Requirement. His e-mail further went to state that he believed his submission to be acceptable for the 2013 Annual Meeting and included a statement that he will retain $2,000 of the Company's common stock throughout the calendar year 2013. The December 22, 2011 e-mail is attached hereto as Exhibit C.

On January 5, 2012, James Marchetti, Senior Counsel for the Company, sent via e-mail and overnight mail, a letter together with a copy of Rule 14a-8, (i) confirming the Proponent's withdrawal of the Proposal for the 2012 Annual Meeting and (ii) informing the Proponent that he did not meet the Continuous Ownership Requirement for the Proposal's consideration at the 2013 Annual Meeting. The January 5, 2012 letter is attached hereto as Exhibit D.

As of February 3, 2012, the Company had not received any response from the Proponent to the Company's letter of January 5, 2012, which exceeds the 14 calendar day period specified in Rule 14a-8(f)(1) for the correction of procedural deficiencies.

II. EXCLUSION OF THE PROPOSAL - RULE 14A-8(B) AND RULE 14A-8(F)(1)FOR FAILURE TO MEET THE CONTINUOUS OWNERSHIP REQUIREMENT

As discussed more fully below, the Company believes that it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials and 2013 Proxy Materials in reliance on Rule 14a-8(b) and 14a-(f)(1), as the Proponent failed to demonstrate satisfaction of the Continuous Ownership Requirement.

Rule 14a-8(b)(2) provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of the company's shares entitled to vote on the proposal for at least one year prior to the date the shareholder proposal was submitted. Rule 14a-8(f)(1) permits exclusion of a proposal that violates this eligibility requirement, provided that the company has timely notified the proponent of the deficiency and the proponent has failed to correct the deficiency within 14 calendar days of receipt of such notice. As outlined above, the Company, within 14 days of receipt of the Proposal and after determining the Proposal did not meet the Continuous Ownership Requirement, sent a timely deficiency letter to the Proponent notifying the Proponent that he had failed to meet the requirements of Rule 14a-8(b). The Proponent, via e-mail, acknowledged the deficiency and effectively withdrew the Proposal from the 2012 Proxy Materials, while seemingly attempting to amend the Proposal so as to be included in the 2013 Proxy Materials.

With respect to the Proponent's attempt to amend the Proposal so that it would instead be included in the Company's 2013 Proxy Materials, the Proponent has failed to demonstrate ownership of at least $2,000 in market value or 1% of the Company's common stock for a least one year prior to the date of submission, whether that is considered to be December 15, 2011 or December 22, 2011. The Company subsequently informed the Proponent of that deficiency. The Proponent has still given no indication that he satisfied the Continuous Ownership Requirement as of the date of submission of his Proposal, whether it is considered for the 2012 Proxy Materials or the 2013 Proxy Materials.

The Staff has often allowed companies to omit shareholder proposals pursuant to Rules 14a-8(f) and 14a-8(b) where the proof of ownership submitted by the shareholder failed to specifically establish that the shareholder held the requisite amount of the company's securities continuously for one year as of the date the proposal was submitted. *See Flour Corp.* (avail. Jan. 11, 2010) (concurring with the exclusion of a shareholder proposal where the proponent "failed to supply, within 14 days of receipt of Flour's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one year period required by rule 14a-8(b)"); *see also Pall Corp.* (avail. Sept. 20, 2005) (concurring with the exclusion of a shareholder proposal where the proponent had "failed to supply support sufficiently evidencing that it satisfied the minimum ownership requirement continuously for the one year period as of the date it submitted the proposal").

Further, the following example in SLB 14, Section C.1.c.3., makes clear the need for precision in demonstrating a shareholder's eligibility to submit a shareholder proposal pursuant to Rule 14a-8(b):

> **If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year *as of the time the shareholder submits the proposal.* (Emphasis added).

Accordingly, the Staff has consistently permitted companies to omit shareholder proposals pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) when the evidence of ownership submitted by a proponent covers a period of time that falls short of the required one year period prior to the submission of the proposal. For example, in *Wal-Mart Stores, Inc.* (avail. Feb. 2, 2005), the Staff concurred with the exclusion of a shareholder proposal where the proposal was submitted December 6, 2004 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 22, 2004.

Moreover, the Staff has taken the position that an account statement cannot be used to demonstrate satisfaction of the minimum ownership requirements imposed by Rule 14a-

8. *See Great Plains Energy Incorporated* (January 19, 2011) (granting no action relief under Rule 14a-8(b) where the only proof of ownership offered were account statements showing ownership of the company's stock); *see also* Staff Legal Bulletin No. 14, Section C.1.c.2 ("Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities? No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the proposal."). In this case, the statements submitted by Proponent do not provide any information as to how long the Proponent may have held those shares.

Whether the Proposal is deemed to be submitted for the 2012 Proxy Materials or the 2013 Proxy Materials, it is excludable because the Proponent has not demonstrated that he continuously owned the requisite number of Company common shares for the one year period prior to the date the Proposal was submitted to the Company, as required by Rule 14a-8(b).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and the Supporting Statement from its 2012 Proxy Materials and 2013 Proxy Materials in reliance on Rule 14a-8(b) and Rule 14a-(f)(1). Accordingly, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2012 Proxy Materials and 2013 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (617) 951-8302.

Sincerely yours,



Michael P. O'Brien
Bingham McCutchen LLP

Enclosures

cc: Bob Rhodes, MS, PE*** FISMA & OMB Memorandum M-07-16 ***
Jay B. Stephens, Senior Vice President, General Counsel and Secretary, Raytheon Company

[Copies of Exhibits A through D were attached, but are omitted from this filing.]